MANAGEMENT’S DISCUSSION & ANALYSIS – 2011 THIRD QUARTER

This MD&A was prepared by management and reviewed and approved by the Audit Committee on November 10, 2011.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of the Company and notes thereto for the three and nine month periods ended September 30, 2011 and with the audited consolidated financial statements of the Company and notes thereto and related MD&A for the year ended December 31, 2010.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and nine month periods ended September 30, 2011 and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in northeast Africa.  The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Third quarter highlights
  Gold production of 110,000 ounces. Revenue of $185 million
  Average realized price per ounce sold of $1,715
  Cash cost of $264 per ounce
  Cash increased to $227 million
  Strong drill results on the Bisha hanging wall copper zone and zinc/copper sub-pit mineralization
  Valuation completed for the sale of Bisha interest to Eritrean government
Key financial and operating information

Financial results (7 month operating period):

In US $000s (except per share data)	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Revenues	$185,004	$134,655	$53,533	$373,192
Operating income	146,928	101,881	39,604	288,413
Net after-tax income	89,200	60,605	21,893	171,698
Owners’ earnings per share	0.27	0.18	0.06	0.51
Total assets	$700,769	$480,830	$392,717	$700,769

The Bisha Mine achieved commercial production in late February 2011.  Q3 was the Company’s second full quarter of production.  The operating income contains results only from February 22, 2011 to September 30, 2011.

Gold production and sales statistics(1):

	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Tonnes milled	446,000	444,000	461,000	1,351,000
Gold grade (g/t)	8.45	7.27	6.22	7.30
Recovery, % of gold	89%	89%	88%	89%
Gold in doré, ounces produced	110,000	93,000	75,000	278,000
Gold ounces sold	108,600	88,700	72,800	270,100
Gold price realized per ounce	$1,715	$1,510	$1,405	$1,570
Cash cost per ounce sold(2)	$264	$301	$299	$284

(1)	Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 7 for more information.

During Q2 2011 the Company declared its first semi-annual dividend of $0.03 per share and paid it in July.

Highlights of the Bisha Mine

The Bisha Mine is a high-grade gold, copper and zinc deposit that is projected to have a strong economic return over a thirteen year mine life.  Management expects to extend the mine life. The top layer of the deposit is high-grade gold oxide material lying at surface that allows an early payback of capital.  The Bisha deposit production profile for base metals reserves are likely to increase as a result of positive drill results announced in August, September and November. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

Exploration and development

In an effort to further expand resources, reserves and mine life, the Company has executed a number of drill programs in 2011 and continues with drilling during Q4.  A revised resource and reserve re-statement is planned for Q1 2012.

Harena

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration licence contiguous to the Bisha Mining license.  The Company is in the process of applying for a mining licence for this satellite deposit and expects to submit the application in Q4 2011.  Upon the grant of an additional mining licence adjacent to Bisha, management expects the oxide component of the Harena deposit to be mined during 2012 and processed through the Bisha plant.

Bisha

Hanging Wall Copper Zone: The Company announced the results of the 5,900 meter Phase I hanging wall copper zone drill program in separate press releases dated August 31, 2011 and October 27, 2011.  The results included 30 metres of 8.5% copper and 37.5 meters of 8.26% copper in the hanging wall copper zone immediately west of the Bisha Main deposit.  The 3,000 meter Phase 2 drill program results are expected later in Q4 2011 and a reserve restatement that incorporates the hanging wall copper zone is targeted for Q1 2012.

Sub Pit Mineralization: The Company also announced the results of a 16,000 meter diamond drill program on the Bisha Main deposit. The objective of the program was to infill drill the portion of the Bisha Main deposit below the currently designed pit, classified as an inferred resource, in order to improve confidence levels of the geology and mineralization with the goal of upgrading the resources to the indicated category.  The results included 88 meters of 11.8% zinc and 0.8% copper.  The results were positive and have confirmed the grade and continuity of the Bisha primary zone below the current pit shell design.

Copper phase development:

The Company continued work on copper phase development activities during Q3 2011, expending $8.7 million on terracing, other civils works and completing detailed design work.  Total capital for the copper plant phase is expected to be between $90 - $100 million.  Ordering of major components has commenced and the copper flotation plant is targeted to be operational in H1 2013.  The Company is taking the same approach to eliminate price risk on construction as it was successfully able to accomplish during the build of the gold plant. The same firm, SEGEN of South Africa, is the engineering, procurement, construction management contractor. SEGEN is supported by a pre-dominantly local work force that complies with the Company’s practices as described under Sustainability in this MD&A.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.  Revenue and income (loss) for the period include both owners’ and non-controlling interest.

In US $000s (except per share data)	2011 3rd	2011 2nd	2011 1st	2010 4th
Revenues	$185,004	$134,655	$53,532	$-
Net income (loss) for the period	89,200	60,605	21,893	(1,814)
Owners’ earnings (loss) per share basic	0.27	0.18	0.06	(0.01)
Owners’ earnings (loss) per share diluted	0.27	0.17	0.06	(0.01)

In US $000s (except per share data)	2010 3rd	2010 2nd	2010 1st	2009 4th
Revenues	$-	$-	$-	$-
Loss for the period	(1,300)	(2,434)	(11,502)	(1,714)
Owners’ earnings (loss) per share basic	(0.01)	(0.01)	(0.04)	(0.01)
Owners’ earnings (loss) per share diluted	(0.01)	(0.01)	(0.04)	(0.01)

The following variances result when comparing operations for the three-month period ended September 30, 2011 with the same period of the prior year (in US $000s).  Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for Q3 2010:

1.	Revenues: The Company recorded revenues of $185,004 in Q3 2011. Revenue is higher in Q3 compared to previous quarters in 2011 due to both increased gold production, which results from higher grades in Q3 compared to Q2, as well as higher realized metals price.

2.	Operating expenses: The Company’s Q3 2011 operating expenses of $19,457 are comparable to Q2’s of $20,289.

3.	Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q3 2011 royalty expenses of $9,276 were recorded on gold and silver sales. As of the date of this MD&A the Company had paid $21,185 in royalties to the State of Eritrea, which includes royalties from the pre-operating period.

4.	Depreciation and depletion: In Q3 2011 depreciation and depletion of $9,343 was recorded.

5.	Administrative: Administrative costs in Q3 2011 were $3,730, down from $4,122 in Q3 2010. The decrease is primarily a result of a decrease in foreign exchange loss by $728 in Q3 2011.

6.	Finance income: Finance income in Q3 2011 was $2,445, up from $346 in Q3 2010. In Q3 2011 the Company earned interest of $2,414 on the due from non-controlling interest balance. There was no comparative balance in Q3 2010. In Q3 2010 the Company earned royalties of $316. There were no royalties earned in Q3 2011 as the royalty was bought out in Q4 2010.

7.	Finance costs: Finance costs in Q3 2011 were $579, which included $426 interest expense and $153 accretion of reclamation liability. Finance costs in Q3 2010 of ($2,476) related to a recovery of previously written off expenditures made to secure debt facilities that expired unutilized.

8.	Income attributable to non-controlling interest for the quarter was $35,877, an increase of $35,037 from $840 in Q3 2010. The non-controlling interest has a 40% share in the Bisha Mine and the increase is due to the Bisha Mine going into commercial production in 2011 and the attribution to the non-controlling interest of its share of income from operation of the Bisha Mine.

The following variances result when comparing operations for the nine-month period ended September 30, 2011 with the same period of the prior year (in US $000s).  Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for the nine month period ended September 30, 2010:

1.	Revenues: The Company recorded revenues of $373,192. Over the course of the year to date the Company has increased gold production per quarter and has realised higher gold prices as a result of favourable commodities markets.

2.	Operating expenses: The Company recorded operating expenses of $48,371. The operating expenses have been consistent for the first two quarters of production.

3.	Royalties: Royalty expenses of $18,762 were recorded on gold and silver sales for the nine month period.

4.	Depreciation and depletion: Expenses of $17,646 were recorded.

5.	Administrative: Adminis trative costs for the nine month period ended September 30, 2011 were $11,046, up $2,803 from the same period in 2010. The increase is primarily a result of an increase in non-cash share-based payments expense by $2,776. The increase in share-based payments expense is due to the timing of the issue of share-based payments. The Company issued options earlier in the nine-month period ended September 30, 2011 than options that were issued in the comparative prior period. In addition, options with vesting criteria specific to construction performance of Bisha vested in February 2011. There were no similarly issued options that vested in the comparative period. There was also an increase in investor relations expenditures by $452 compared to the nine-month period in the prior year. The increase in expenditures is related to an increase in activity in attending conferences, air travel and other investor relations expenses.

6.	Finance income: Finance income increased by $891. In the nine-month period ended September 30, 2011 the Company earned interest of $2,414 on the due from non-controlling interest balance. There was no comparative balance in the nine month period ended September 30, 2010. In the nine-month period ended September 30, 2010 the Company disposed of some of the available-for-sale investment for a gain of $716 and earned royalty income of $770. The Company did not dispose of any of its available-for-sale investment in the nine-month period ended September 30, 2011 and did not earn any royalties as the royalty was bought out in Q4 2010.

7.	Finance costs: Finance costs for the period ended September 30, 2011 include interest on advances from non-controlling interest of $1,515 and $356 accretion of reclamation liability. For the comparative period, as the Bisha Mine was under development, interest on advances from non-controlling interest was capitalized. There was no accretion recorded in the comparative period. The $8,583 in finance costs in the comparative period related principally to the write-off of deferred financing fees.

8.	For the nine-month period ended September 30, 2011 income attributable to non-controlling interest increased by $74,593 when compared to the nine months ended September 30, 2010 from a loss of $3,667 to income of $71,286. The loss in 2010 resulted from attributing to the non-controlling interest its share of the write-off of deferred finance fees and foreign exchange losses whereas the income in 2011 results from attributing to the non-controlling interest its share of income from the operation of the Bisha Mine.

Valuation and settlement of sale of Bisha interest to Eritrea Government

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in Bisha by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%. At the time, ENAMCO made a provisional payment of $25,000 and agreed to fund its share of the capital requirements for the development of Bisha.  ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. In addition ENAMCO provided a loan of $20,000 to Nevsun to assist the Company in the financing its share of development costs.  Further details are available in note 11 to the Company’s 2010 annual financial statements.

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine.  After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,505.  The gain has been recorded directly to retained earnings as it represents a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset.  Interest of $2,414 has been recorded in Q3 as finance income.

Income tax related to the gain on disposition to ENAMCO is $92,848.  Nevsun arranged for ENAMCO to take responsibility for the settlement of taxes and, accordingly, has adopted a net-of-tax presentation on the balance sheet.

During October 2011, the Company collected $27,088 of the purchase price receivable net-of-taxes.

See note 7 of the September 30, 2011 condensed consolidated interim financial statements for a table that displays the above noted amounts.

Liquidity and capital resources

The Company’s cash at September 30, 2011 was $227 million (December 31, 2010 – $50 million).  The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its near term operating and development cash requirements.

During Q3 2011 the Company generated $103 million in cash flows from operating activities (Q3 2010 – used $1 million).  During the nine-month period ended September 30, 2011 the Company generated $242 million in cash flows from operating activities (nine months ended September 30, 2010 – used $7 million).  Since the Bisha Mine commenced operations in 2011, there are no mining operating cash flows for the comparative periods.

The Company used $19 million in investing activities in Q3 2011 (Q3 2010 – used $48 million).  The Company spent $17 million on property, plant and equipment in Q3 2011 compared to $44 million in Q3 2010.  The decrease in cash use resulted from the Bisha Mine being in commercial production in Q3 2011 whereas it was in development through all of Q3 2010.  The Company used $4 million in investing activities for the nine-month period ended September 30, 2011 (nine months ended September 30, 2010 – used $101 million).  The reason for the change in investing cash flows for the nine-month period when compared to the same period in the prior year is attributable to the Company being in different phases during the two periods, commercial production instead of development, and proceeds from gold sales of $49 million received in the nine-month period ended September 30, 2011 (nine months ended September 30, 2010 – $nil), which included the pre-commercial production period, being credited to investing activities.

During Q3 2011 the Company used $45 million (Q3 2010 – generated $42 million) in its financing activities.  In Q3 2011 $41 million (Q3 2010 – $nil) of advances from non-controlling interest were repaid, $6 million in dividends were paid and proceeds of $2 million (Q3 2010 – $3 million) were received on the issuance of common shares related to stock option exercises.  In Q3 2010 $40 million was advanced from the non-controlling interest.

The Company used $62 million in its financing activities in the nine-month period ended September 30, 2011 and generated $154 million in the same period in the prior year.  For the nine-month period ended September 30, 2011, in addition to the repayment of $58 million in advances from non-controlling interest, the Company also repaid $3 million in principal on the loan from non-controlling interest and $1 million in interest related to that loan.  The Company generated $6 million (nine months ended September 30, 2010 - $4 million) in cash flows from the issuance of common shares related to the exercise of stock options.  In the nine months ended September 30, 2010, in addition to funds generated from the issuance of common shares related to the exercise of stock options, the Company raised $111 million in a private placement used to fund the development of the Bisha Mine.  In the nine-month period ended September 30, 2010, $40 million was advanced from the non-controlling interest.

Commitments

The Company’s commitments are outlined in the Company’s 2010 annual MD&A.

Outstanding share data

As of November 10, 2011 the Company had 199,838,115 shares and 9,109,800 options issued and outstanding.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled them with the GAAP measures we report.

Cash cost per ounce sold:

	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Cost of sales (USD 000s)	$38,076	$32,774	$13,928	$84,779
Less non-cash items:
Depreciation and depletion	(9,343)	(5,707)	(2,595)	(17,645)
Share-based payments	(62)	(360)	(127)	(549)
Cash operating costs	$28,671	$26,707	$11,206	$66,585
Gold ounces sold during operating period (February 22, 2011 to September 30, 2011)	108,600	88,700	37,500	234,800
Cash cost per ounce sold	$264	$301	$299	$284

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents.  To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. A high percentage of the funds are maintained in accounts outside of Africa.

Loans and receivables, particularly trade receivables, are with internationally recognized, credit worthy precious metals refiners.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income.  Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments.  The United States dollar is the predominant currency within the industry.  The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, classification of current and non-current portions of due from non-controlling interest and income taxes payable, which are based on mine cash flows, among others.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2010 MD&A.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on reserve reports by independent engineers on the Bisha Property in Eritrea.  All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable.  Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site.  As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Changes in internal control over financial reporting

During the quarter ended September 30, 2011, a new accounting and financial reporting system was implemented at Bisha Mining Share Company (BMSC), in which the Company has a 60% interest. In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business and financial reporting procedures.  As at September 30, 2011, BMSC’s assets constituted approximately 55% of the Company’s total assets.

Other than the system implementation at BMSC, no other changes in internal controls over financial reporting occurred during the quarter ended September 30, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of new accounting standards

See note 2 to the condensed consolidated interim financial statements for new accounting standards adopted by the Company for the quarter ended September 30, 2011.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the September 30, 2011 condensed consolidated financial statements, there were no material transactions with related parties during the three and nine-month periods ended September 30, 2011.

Sustainability

The Bisha Mine is operated as a sustainable development with a focus on bringing tangible benefits to the local Eritrean population.  The impact of the Bisha Project is significant to the Eritrean economy which brings about the opportunity for training, employment, community support, supply chain enhancements and improved infrastructure. Financially the Bisha mine provides revenue to the State of Eritrea by way of income taxes, royalties, employment taxes and distributions to owners.

The Bisha Project was developed in conformance with the 2006 International Finance Corporation (IFC) Performance Standards for Social and Environmental Sustainability as applied to non-IFC financed projects in accordance with the Equator Principles.  The standards adopted by BMSC likewise reflect the standards of the two principle shareholders and are reflected in the social and environmental policies that form the fundamental basis upon which has been built the entire social and environmental development for the Bisha Project.

Worker safety

Safety is Nevsun’s first value and most important business consideration.  Various metrics are used to measure and track safety practices.  Reported injuries are classified as return-to-work incidents or lost-time incidents (LTI’s) or fatalities.  The Company records all reported incidents for both Company employees and direct contractors.  Contractors are instructed as part of their Site induction training that they are to report all injuries to Company personnel.

Displayed below are various safety statistics for the third quarter and period ended September 30, 2011.  Frequency rates are calculated by multiplying the variable being measured, e.g. LTI’s, by one million and dividing by the number of man hours worked during the period.  During Q3 the Company had 889,535 man hours worked and 3,081,005 for the period ended September 30, 2011.

All of the statistics displayed include both Company employees and direct contractors:

	Q3	YTD
Number of fatalities	-	-
Fatal injury frequency rate, per million man hours	-	-
Number of LTI’s	9	11
LTI frequency rate, per million man hours	10	4

Nevsun has not experienced a work related fatality of either its employees or those of its contractors at the Bisha Mine during exploration, construction and operations.

Employment practices

The Company has a policy of preferential hiring for local candidates for the Bisha Mine and directly employs over 800 Eritrean nationals and does not use contractors to operate the mine or plant facilities.  All recruitment conforms to BSMCs Human Resources and Employment Plan, which mandates that all personnel hired must demonstrate that they have been demobilized from the Eritrean national service.  Provision of acceptable physical documentation is a prerequisite for employment.

The Company uses some foreign and Eritrean contractors for capital projects at Site.  All contractor personnel employed must similarly demonstrate, with acceptable physical documentation, that they have been demobilised from the Eritrean national service.  Each of the contractor’s personnel is required to undergo an extensive project safety and environmental induction program.  No contractor personnel are allowed to work at the site without passing through and graduating from the program and verification of employment under the requirements of the Human Resources Plan.  Periodic re-inductions are performed at site to enhance safety and environmental performance and reconfirm that all personnel on site meet the standards that have been established.  Furthermore, contractors are audited periodically for compliance by the Company.

Community

BMSC has embarked on a number of programs with the community and the local, regional and central government to ensure that the benefits of the Bisha Project are widespread and that the community is fully and properly engaged in development and operations.  The philosophy of the central government is to ensure the entire country benefits from resource development and to ensure no one particular region benefits disproportionately.

Community assistance plan

As a part of Bisha's Social and Environmental Assessment, direct consultation and investigations have highlighted a range of socio-economic conditions that demonstrate the current needs of local communities.  Much of the public and social infrastructure, such as schools and health clinics, consist of basic buildings and equipment.  Clean water supply and sanitation facilities are lacking in many areas.

BMSC developed a Community Assistance Plan (CAP), a program designed to address the development opportunities identified by the community while benefitting the development and operation of the Project.  The CAP will contribute beyond direct mining activities, and provide the basis for enhancement of social and economic well-being amongst the host communities in which BMSC operates.

The Community Assistance Plan will provide materials and technical expertise for a number of infrastructure projects, including:

  Enhanced local transportation routes
  Improved sanitation facilities
  Increased supply of safe drinking water
  Improved wells, piping, and diversion channels

Public health and safety

BMSC proactively manages the impact of its development by:

  Providing medical services at the mine site clinic;
  Implementing healthy lifestyles campaigns for workers;
  Providing health checkups and other relevant medical testing; and
  Establishing a community-focused health and safety awareness facility within each of the five key villages in the neighbouring area.

The above has been implemented to help offset potential health conditions of workers and their families from causes such as stress, smoking, alcohol abuse, infectious diseases and work-related hazards.  The increase in communicable diseases in mining communities as an effect of project-related migration and the influx of personnel is well established in research.  Consequently, BMSC will take all precautionary steps and work closely with the regional health authorities to ensure health considerations are maintained and community awareness programs endure.

The project will result in an increase in certain hazards to the public safety from traffic particularly in the immediate vicinity.  Additionally the transport of large loads and certain hazardous materials are cause for careful planning and management.  Transportation occurs along a direct route from the port of Massawa to the site via the capital Asmara.  Specific plans are established to manage emergencies and consultation programs will be implemented as a part of the plans via a public traffic hazard communication program.

While emergency situations from the project that could have an effect on the public are unlikely, emergency response plans have been developed to include consultative measures to prepare communities on how to respond to an incident at the site or on the road.

Social and environment

The Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly.  The plans have been subject to review by both country hosts as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third-party.  Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.

Government remittances

The Company has made the following remittances to Eritrean government or to Eritrean government-owned entities for the period ended September 30, 2011 (in US $000’s):

Total
Income taxes(1)	$-
Sales taxes	1,643
Royalties(1)	11,909
Customs and duties fees	757
Payroll taxes	1,807
Repayment of advances from ENAMCO	58,000
Other remittances	475
Total	$74,591

(1)	In addition to the amounts enumerated above, in October 2011 the Company paid an income tax instalment of $36.0 million and royalties of $9.2 million to the Eritrean government.

Transparency in government dealings

The Company has not encountered any corruption practiced by any Government officials or representatives within the State of Eritrea.  Based on the Company’s experience, the country is free of such issues and this provides the Company and the mining industry with a predictable and financially secure business environment.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry.  Please refer to the Company’s 2010 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2010 Annual MD&A.

Nevsun management takes many steps to mitigate risks in operating in the mining industry generally, as well as when operating in Eritrea in particular.

1.  Management – a key factor in mitigating risks relates to the people we have responsible for managing the Company and its operations.  With a single operating mine, senior management of Nevsun, as well as senior management of its subsidiary, BMSC, are focused on maximizing operating results, which in turn means they are also focused on mitigating all risks that may interrupt operations in the short or long term, as well as concerned about any negative fiscal impacts.  The range of management review includes attention to detail on safety, social and environmental risks, staffing and training of employees and contractors, foresight in dealing with day to day logistics as well as longer-term capital expansion requirements and protecting and managing several direct fiscal inputs.  The management team is experienced in their fields and works to ensure continuity of functions by having backup personnel in all key positions.  Throughout the early years of mine life the team is working to train a local work force that is new to the industry, with the objective of handing over many senior operating positions within the first five years of operations.

2.  Supply and logistics – the consistent reliable supply of goods and services is fundamental to the ongoing operations of the Bisha Mine.  Where ever possible local Eritrean suppliers are used to fulfill the operating requirements and where international supply is required, controls are in place to ensure quality, price and timely delivery to meet operating needs.  Throughout the construction process both the EPCM contractor and Bisha management fulfilled these requirements successfully such that no construction delays were encountered.  Local Eritrean sub-contractors are used wherever possible for services such as civil works, equipment parts supply, etc.

3.  Financial management – with the assistance of experienced Nevsun personnel, Bisha management handles all financial management concerns, from gold shipments and sales to settlements of operating expenditures.  Audits are carried out by independent local and international auditors, as well as by Nevsun’s internal audit function.

4.  Insurance – a comprehensive insurance program is in place and policies are in place to mitigate various loss scenarios during operations.  Gold transport is protected by way of a third party security service, the details of which are confidential.

5.  Operations competence – the management of operations is carried out by a senior international team of professionals.  The mining industry is new to Eritrea and from the start the Company recognized the need for special senior employees who not only know how to run such an operation, but also understand the need for training the local work force over the coming years to enable more and more transition to a locally run operating team.  The smooth transition from construction to operations has been possible only through the experience of Nevsun’s capable team.

6.  Resources and reserves – to ensure continuity of production for several years beyond what was defined in the original feasibility study, Nevsun has already identified additional deposits within its licensed areas and has carried out drill programs to be comfortable that mine life will be extended.  In March the Company announced a 40% increase in reserves from the Bisha Main deposit.  Additional drill programs have taken place during 2011 with the objective to further increase the Bisha and immediate vicinity resources.

7.  Politics – Eritrea, as well as the Horn of Africa region, is generally very poorly understood by people outside of the area and certainly misunderstood by many countries outside of Africa.  Nevsun has been in Eritrea since 1998 and during the past number of years has developed a good reputation with the State, as having the perseverance to stick with exploration and successful development.  Through some difficult political and financial markets the State has come to respect the Company’s dedication to the development of Bisha.  Through a balanced arrangement between Nevsun and the State mining company, the State of Eritrea has a significant financial stake in the Bisha Mine, not only through a tax revenue stream, but also in the ownership of Bisha itself.  This financial stake has created significant mutual interest in the success of Bisha.  The mutual interest and ongoing working relationship mitigates disruptions that might otherwise be caused by potential political interference and instead helped expedite the Bisha construction and success in operations.  The respect between the parties is open and forthright and should lead to secure mining operations for many years.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”
Cliff T. Davis
President & CEO
November 14, 2011